

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2025

Jason A. Okazaki
Chief Executive Officer and President
Assembly Biosciences, Inc.
Two Tower Place, 7th Floor
South San Francisco, California 94080

> **Re: Assembly Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 20, 2025**
> **File No. 333-285970**

Dear Jason A. Okazaki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: P. Michelle Gasaway, Esq.